

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2018

Saundra Pelletier
President and Chief Executive Officer
Evofem Biosciences, Inc.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

>   **Re: Evofem Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 16, 2018**
>   **File No. 333-223731**

Dear Ms. Pelletier:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Documents by Reference, page 20

1.   Please revise this section to incorporate by reference all Current Reports on Form 8-K filed since the end of your fiscal year. See Item 12(a)(2) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration

Saundra Pelletier
Evofem Biosciences, Inc.
March 26, 2018
Page 2

statement.

Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Melanie Levy